September 13, 2011

VIA EDGAR AND HAND DELIVERY

John Stickel

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinafore Holdings B.V.
Amendment No. 1 to the Registration Statement on Form F-4
Filed August 22, 2011
File No. 333-175137

Dear Mr. Stickel:

On behalf of our client, Pinafore Holdings B.V., a Netherlands private company with limited liability (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form F-4 of the Company filed with the Commission on June 24, 2011, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on August 22, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Ms. Liz Lewzey, the Company’s Vice President, Planning and Reporting, dated September 2, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format to each of Lyn Shenk and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 13, 2011

General

1.	We note your response to our prior comment two. Please revise to provide a basis for your beliefs, “hold[ing] the number one position,” “the leading North American manufacturer,” and “globally recognized by [y]our customers as the highest quality power transmission belt brand.” Please revise to state as a belief disclosure that you are the “world’s largest manufacturer of power transmission belts.” Please revise reference to “a successful and significant restructuring program” in light of your recent net losses.

Response: In response to the Staff’s comment, the Company has revised to provide a basis for its beliefs with regards to its “hold[ing] the number one position,” being “the leading North American manufacturer,” and being “globally recognized by [its] customers as the highest quality power transmission belt brand” on pages 1, 4, 9, 58, 114, 117 and 122. Additionally, the Company has revised to state as a belief disclosure that it is the world’s largest manufacturer of power transmission belts on pages 3, 7, 115, 118 and 126. The Company has also revised reference to its “successful and significant restructuring program” on pages 8 and 116.

Summary

Our Company, page 2

2.	We note your response to our prior comment 4 in which you revised to disclose pro forma profit. Our comment was intended to result in disclosure of GAAP (loss)/profit. Please revise as appropriate.

Response: The Company has revised the disclosure on page 2 in response to the Staff’s comment to disclose its GAAP (loss)/profit.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.	We believe it would be useful to investors to quantify costs of sales for each business segment in the segment tables. Please revise as appropriate.

Response: The Company has revised Management’s Discussion & Analysis, as far as is practicable, to quantify costs of sales for each business segment in the narrative rather than in the segment tables. Please see pages 67, 68, 69, 70, 71, 74, 75, 76 and 77.

Results of Operations

6M 2011 Compared with 6M 2010, page 90

4.	We note your response to our prior comment 11. Similar to the revisions made to the annual periods’ analysis, we believe you should revise the interim periods’ analysis to quantify, discuss, and analyze the changes in costs of sales and other operating expenses for each business segment in addition to your current disclosure which is made in the context of operating profit/(loss).

September 13, 2011

Response: The Company has revised the disclosure with regards to the interim periods’ analysis to quantify, discuss and analyze material changes in costs of sales and other operating expenses for each business segment. For example, please see pages 95, 96, 97, 98, 99 and 100.

Supplemental Letter dated August 22, 2011

5.	Please revise the introductory phrase in clause (iv)(A) to refer to any person participating in the Exchange Offer for the purpose of distributing the Exchange Notes rather than “any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes.” Please also revise clause (v) to refer to clause (iv)(A) rather than (iii)(A).

Response: The Company has revised clause (iv)(A) of its supplemental letter in response to the Staff’s comment to refer to any person participating in the Exchange Offer for the purpose of distributing the Exchange Notes. The Company has also revised clause (v) to refer to clause (iv)(A) rather than (iii)(A).

Exhibit 5.1

6.	We note your response to our prior comment 18. Please explain to us why counsel is not able to conclude that the Notes would continue to be enforceable even if terms to which assumption (iv)(a) relates were found invalid.

Response: Counsel acknowledges the Staff’s comment and counsel has removed the assumption from its opinion. Please note that the Staff’s comment tracks the language from the Company’s prior response letter with regards to assumption (iv)(b) not (iv)(a) and as a result, counsel has deleted (iv)(b) based on the assumption that (iv)(b) was actually the assumption intended to be referenced by the Staff.

Exhibit 5.13

7.	We note your response to our prior comment 23. Please have counsel revise and refile exhibits 5.3, 5.5, 5.7, 5.8, 5.11, 5.15, 5.16, 5.17, 5.18, 5.22, and 5.24 to remove any language that suggests that only the registrant may rely on the opinion.

Response: The Company acknowledges the Staff’s comments and confirms that counsels have revised, to the extent necessary, Exhibits 5.3, 5.5, 5.7, 5.8, 5.11, 5.15, 5.16, 5.17, 5.18, 5.22 and 5.24 to remove any language that suggests that only the registrant may rely on the opinion. Exhibits 5.3, 5.5, 5.7, 5.8, 5.11, 5.16, 5.17, 5.18, 5.22 and 5.24 have been refiled as exhibits with Amendment No. 2.

8.	Please have counsel revise and refile exhibits 5.1, 5.3, 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.13, 5.14, 5.16, 5.17, 5.18, 5.19, 5.20, 5.21, 5.22, and 5.24 to remove language that may imply that the opinion is only for the benefit of the registrant.

Response: The Company acknowledges the Staff’s comments and confirms that counsels have revised and refiled Exhibits 5.1, 5.3, 5.5, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.13, 5.14, 5.16, 5.17, 5.18, 5.19, 5.20 and 5.21 to remove language identified by the Staff. However, UAE counsel (Exhibits 5.22 and 5.24) respectfully requests to retain this language as a statement of fact. UAE counsel was engaged by the Company in order to help the Company comply with the requirements applicable to the Company in connection with the registration statement, and as a result, the opinion is for the benefit of the Company. UAE counsel respectfully submits that although it is retaining the language in question, counsel’s opinion may still be relied upon by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act of 1933, as amended.

September 13, 2011

Exhibit 5.14

9.	Please have counsel revise paragraph 4.6 to clarify that counsel does not assume that each individual executing any Notes Document or a power of attorney on behalf of any German Company issued a statement of intent, and please refile the exhibit.

Response: Counsel has revised paragraph 4.6 to clarify that counsel does not assume that each individual executing any Notes Document or a power of attorney on behalf of any German Company has issued a statement of intent.

Exhibit 5.15

10.	We note your response to our prior comment 26. Please have counsel revise to delete section 4(i) and please refile the opinion. Jurisdictional matters related to the protections of the federal securities laws are matters to be determined by the courts. Thus it appears inappropriate for counsel to make this assumption.

Response: Counsel respectfully advises the Staff that it is unable to delete section 4(i), as the capacity of Netherlands legal entities to enter into the transaction documents is subject to the mandatory corporate law rules in the Netherlands applicable to such legal entities. In this context, counsel considers it appropriate to have Netherlands law governing its legal opinion and for issues to be brought before a court in the Netherlands. Furthermore, counsel relies on the assumption in Section 4(i) since it is not in a position to determine which law may govern the relationship between itself and the addressees of each legal opinion it issues.

11.	We note your response to our prior comment 26. While counsel may qualify an opinion when appropriate, it is not appropriate to assume material matters underlying the opinion. Please have counsel revise to delete section 5(e) and please refile the opinion.

Response: Counsel respectfully advises the Staff that it is unable to delete section 5(e). Counsel notes that only Pinafore Holdings B.V. is a legal entity under Netherlands law. Montisk Investments Netherlands C.V. is a limited partnership (commanditaire vennootschap), which does not have legal capacity itself, and although it has a separate estate (afgescheiden vermogen), acts through its general partner. Counsel has assumed, inter alia, that the Limited Partnership, the General Partner and each of the Limited Partners (as defined in its opinion) have not been declared bankrupt either under Netherlands law or under any other applicable law or regulation. Since the General Partner and each of the Limited Partners are incorporated under the laws of Luxembourg, this assumption in relation to these entities is appropriate.

September 13, 2011

Under Netherlands bankruptcy laws, the insolvency declaration (faillietverklaring) has retrospective effect. If a court declares a legal entity bankrupt, the bankruptcy of that legal entity is deemed to have commenced as of the beginning of that day. Therefore, counsel cannot ensure that because no insolvency declaration has been made as of the time of release of its opinion, no such declaration will be made over the course of that day. Furthermore, there may be a delay between the date of the insolvency declaration and the date by which such information becomes publicly available. Therefore, counsel cannot ascertain that no such declarations have been made as of the date of its opinion.

Counsel would like to further note that it has qualified the insolvency assumption to the extent that it performs checks with the online insolvency register, the relevant courts and the trade register. However, in the Netherlands, such enquiries are not conclusive evidence that none of the events listed in the assumption have occurred. Therefore, counsel respectfully submits that it cannot take any measures to ensure that an entity has not been declared insolvent or bankrupt as of the date of release of its opinion and consequently cannot delete section 5(e) of its opinion.

12.	We note your response to our prior comment 26. It is inappropriate for counsel to assume any of the material facts underlying the opinion. Please have counsel revise to delete section 5(f) and please refile the opinion.

Response: Counsel respectfully advises the Staff that it is unable to delete section 5(f) because similar to the insolvency register, the trade register in the Netherlands does not actively obtain and verify information with respect to legal entities. It merely depends on information provided by third parties, which may not necessarily be correct or up-to-date. The information set forth in the trade register extract contains, inter alia, information as to the date of the latest amendment of the articles of association of a company. The trade register extract may not have been adequately updated at the moment the extract is retrieved, and for this reason, counsel respectfully submits that it cannot remove section 5(f) of its opinion.

Exhibits 5.22 and 5.24

13.	Please have counsel confirm that it will refile the opinions dated as of the date of effectiveness.

Response: Counsel confirms that it will refile the opinions dated as of the date of effectiveness.

14.	We note paragraph 1.3.12 in exhibits 5.22 and 5.24. Please tell us whether Sharia law could have any impact on the due authorization and corporate authority of the guarantors and whether the guarantee is a binding obligation on the guarantor.

September 13, 2011

Response: Counsel respectfully advises the Staff that in certain situations, including where the company’s Memorandum & Articles (“M&A”) state that the company must act in an Islamically compliant manner and the company subsequently enters into a transaction that is non-compliant, Sharia law may affect the capacity of the company to enter into a transaction. The M&A of Gates Engineering & Services Hamriyah FZE (“FZE Company”) and Gates Engineering & Services FZCO (“FZCO Company,” and, together with FZE Company the “UAE Guarantors”) do not state that they must act in an Islamically compliant manner and as such Sharia principles would not affect the due authorization and corporate authority of either of the UAE Guarantors.

With respect to the Staff’s comment in relation to whether the guarantee is a binding obligation on the guarantor, counsel respectfully advise the Staff that the enforceability of the guarantee is governed by New York law, and is therefore addressed in Exhibit 5.1.

15.	Please revise assumptions 2.1(g) (h) and (l) in exhibits 5.22 and 5.24 and refile the exhibits to clarify that it does not apply to Gates Engineering & Services Hamriyah FZE. Additionally please revise assumption 2.1(c) to clarify that the statement “all the relevant meetings of the board of directors and shareholders of all parties to the Transaction Documents have been duly convened and held and a duly qualified quorum of directors and/or shareholders of all parties to the Transaction Documents voted in favour of the relevant resolutions” is not in reference to Gates Engineering & Services Hamriyah FZE.

Response: In response to the Staff’s comments, counsel has deleted assumptions 2.1(g) and 2.1(l). Counsel respectfully advises the Staff that it is unable to delete assumption 2.1(h) as counsel is not privy to the internal business of the UAE Guarantors and is not familiar with the individual directors and can not confirm that they are acting competently. This assumption relates to the capacity (including mental capacity) of the individuals rather than the corporate capacity of each of the UAE Guarantors as an entity. However, counsel has revised assumption 2.1(h) (now assumption 2.1(g)) to clarify the scope of its assumption with respect to corporate capacity.

Counsel has revised assumption 2.1(c) to clarify that the statement “all the relevant meetings of the board of directors and shareholders of all parties to the Transaction Documents have been duly convened and held and a duly qualified quorum of directors and/or shareholders of all parties to the Transaction Documents voted in favor of the relevant resolutions” is not in reference to FZE Company (with respect to Exhibit 5.22) and FZCO Company (with respect to Exhibit 5.24).

16.	Please delete assumptions 2.1(m) and (o) in exhibits 5.22 and 5.24 and refile the exhibits as it appears these may be material matters underlying the opinion, or please advise.

Response: Counsel has revised Exhibits 5.22 and 5.24 to delete assumptions 2.1(m) and 2.1(o).

September 13, 2011

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Patrick H. Shannon, at (202) 637-1028 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan

of LATHAM & WATKINS LLP

Enclosures

cc:

Patrick H. Shannon, Latham & Watkins LLP

Lyn Shenk